CUSIP No. 141410 20 9                                         Page 1 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                              Cardiac Science, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   141410 20 9
                                 (CUSIP Number)

Kathleen K. Schoemaker                     John C. MacMurray, Esq.
Domain Associates, L.L.C.                  Reboul, MacMurray, Hewitt,
One Palmer Square                          Maynard & Kristol
Princeton, New Jersey 08452                45 Rockefeller Plaza
Tel. (609) 683-5656                        New York, New York  10111
                                           Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 19, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------

     1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 141410 20 9                                         Page 2 of 11 Pages


1)   Name of Reporting Person                                 Domain Partners
     I.R.S. Identification                                    III, L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                    (a) [x]
     if a Member of a Group                                       (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                          Not Applicable

5)   Check if Disclosure of
     Legal Proceedings is                                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                          Delaware

Number of                          7)   Sole Voting           797,243 shares of
Shares Beneficially                     Power                 Common Stock
Owned by Each
Reporting Person
With

                                   8)   Shared Voting
                                        Power                      -0-

                                   9)   Sole Disposi-         797,243 shares of
                                        tive Power            Common Stock

                                   10)  Shared Dis-
                                        positive Power             -0-

11)  Aggregate Amount Beneficially                            797,243 shares of
     Owned by Each Reporting Person                           Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                               3.3%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                   PN




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CUSIP No. 141410 20 9                                         Page 3 of 11 Pages


1)   Name of Reporting Person                                 DP III Associates,
     I.R.S. Identification                                    L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                          Not Applicable

5)   Check if Disclosure of
     Legal Proceedings is                                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                          Delaware

Number of                          7)   Sole Voting           21,262 shares of
Shares Beneficially                     Power                 Common Stock
Owned by Each
Reporting Person
With

                                   8)   Shared Voting
                                        Power                      -0-

                                   9)   Sole Disposi-         21,262 shares of
                                        tive Power            Common Stock

                                   10)  Shared Dis-
                                        positive Power             -0-

11)  Aggregate Amount Beneficially                            21,262 shares of
     Owned by Each Reporting Person                           Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                           less than 0.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                   PN




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CUSIP No. 141410 20 9                                         Page 4 of 11 Pages



1)   Name of Reporting Person                                 Domain Partners
     I.R.S. Identification                                    IV, L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                          WC

5)   Check if Disclosure of
     Legal Proceedings is                                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                          Delaware

Number of                          7)   Sole Voting          1,085,109 shares of
Shares Beneficially                     Power                Common Stock
Owned by Each
Reporting Person
With

                                   8)   Shared Voting
                                        Power                      -0-

                                   9)   Sole Disposi-        1,085,109 shares of
                                        tive Power           Common Stock

                                   10)  Shared Dis-
                                        positive Power             -0-

11)  Aggregate Amount Beneficially                           1,085,109 shares of
     Owned by Each Reporting Person                          Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                               4.5%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                   PN

CUSIP No. 141410 20 9                                         Page 5 of 11 Pages



1)   Name of Reporting Person                                 DP IV Associates,
     I.R.S. Identification                                    L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                 (a) [x]
     if a Member of a Group                                    (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                          WC

5)   Check if Disclosure of
     Legal Proceedings is                                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                          Delaware

Number of                          7)   Sole Voting           26,002 shares of
Shares Beneficially                     Power                 Common Stock
Owned by Each
Reporting Person
With

                                   8)   Shared Voting
                                        Power                      -0-

                                   9)   Sole Disposi-         26,002 shares of
                                        tive Power            Common Stock

                                   10)  Shared Dis-
                                        positive Power             -0-

11)  Aggregate Amount Beneficially                            26,002 shares of
     Owned by Each Reporting Person                           Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                               0.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                   PN

CUSIP No. 141410 20 9                                         Page 6 of 11 Pages


                                  Schedule 13D

Item 1.  Security and Issuer.

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Cardiac Science, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16931 Millikan Avenue, Irvine, California 92606.

Item 2.  Identity and Background.

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners III, L.P., a Delaware limited partnership ("DP III"), DP III Associates, L.P., a Delaware limited partnership ("DP III A"), Domain Partners IV, L.P., a Delaware limited partnership ("DP IV"), and DP IV Associates, L.P., a Delaware limited partnership ("DP IV A"). DP III, DP III A, DP IV and DP IV A are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DP III and DP III A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP III and DP III A is One Palmer Square Associates III, L.P., a Delaware limited partnership ("OPSA III"), whose principal business is that of acting as the general partner of DP III and DP III A. DP IV and DP IV A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP IV and DP IV A is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company ("OPSA IV"), whose principal business is that of acting as the general partner of DP IV and DP IV A. The following individuals, who are citizens of the United States, are the general partners of OPSA III and managing members of OPSA IV:

          (i) James C. Blair -- General Partner, OPSA III and Managing Member, OPSA IV

          (ii) Brian H. Dovey -- General Partner, OPSA III and Managing Member, OPSA IV





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CUSIP No. 141410 20 9                                         Page 7 of 11 Pages


          (iii) Jesse I. Treu -- General Partner, OPSA III and Managing Member, OPSA IV

          (iv) Kathleen K. Schoemaker -- General Partner, OPSA III and Managing Member, OPSA IV

          (v) Richard S. Schneider -- General Partner, OPSA III

          (vi) Arthur J. Klausner -- Managing Member, OPSA IV

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          This statement relates to the acquisition by DP IV and DP IV A of an aggregate 1,111,111 shares of Common Stock (the "Shares") pursuant to a Stock Purchase Agreement entered into by and between the Issuer and DP IV and DP IV A on July 19, 2000 (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The purchase price was $4.50 per Share, and the source of such funds was the working capital, or funds available for investment, of DP IV and DP IV A. DP III and DP III A had previously acquired an aggregate 818,505 shares of Common Stock (the "Merger Shares")on June 30, 2000 pursuant to a merger in which the Issuer acquired Cadent Medical Corporation, a privately-held company ("Cadent"). As shareholders of Cadent, DP III and DP III A received the Merger Shares in exchange for their respective holdings in Cadent.

Item 4.  Purpose of Transaction.

CUSIP No. 141410 20 9                                         Page 8 of 11 Pages


          DP IV and DP IV A have acquired securities of the Issuer for investment purposes. DP III and DP III A have acquired securities of the Issuer as a result of the merger described in Item 3 above. As provided by the agreement pursuant to which such merger was effected, Brian Dovey, a general partner of OPSA III and managing member of OPSA IV, who was a director of Cadent, was elected to the Issuer's Board of Directors on August 17, 2000.

Item 5.  Interest in Securities of the Issuer.

          The following information is based on a total of 24,023,078 shares of Common Stock outstanding as of August 7, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2000 filed with the Securities and Exchange Commission on August 14, 2000.

          (a)

          DP III

          DP III owns 797,243 shares of Common Stock, or approximately 3.3% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A

          DP III A owns 21,262 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA III, as the general partner of DP III A, may be deemed to beneficially own the shares of Common Stock owned by DP III A.

          DP IV

          DP IV owns 1,085,109 shares of Common Stock, or approximately 4.5% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

          DP IV A

          DP IV A owns 26,002 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

CUSIP No. 141410 20 9                                         Page 9 of 11 Pages


          (b) The general partners of OPSA III and managing members of OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP III, DP III A, DP IV and DP IV A. Each of the general partners of OPSA III and managing members of OPSA IV disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a general partner of OPSA III and/or managing member of DP IV A, in the Common Stock owned by DP III, DP III A, DP IV and/or DP IV A.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III, DP III A, DP IV or DP IV A.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

          Pursuant to the Purchase Agreement, the Issuer has agreed to file within ninety days of the date thereof a registration statement under the Securities Act of 1933, as amended, covering the resale of the Shares.

Item 7.  Material to be Filed as Exhibits.

          Exhibit A - Group Agreement (Appears at page 11)

          Exhibit B - Purchase Agreement

CUSIP No. 141410 20 9                                        Page 10 of 11 Pages




                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2000


                                        DOMAIN PARTNERS III, L.P.
                                        By:  One Palmer Square Associates
                                        III, L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 General Partner


                                        DP III ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                        III, L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 General Partner

                                        DOMAIN PARTNERS IV, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 Managing Member


                                        DP IV ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 Managing Member

CUSIP No. 141410 20 9                                        Page 11 of 11 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                           DOMAIN PARTNERS III, L.P.,
                            DP III ASSOCIATES, L.P.,
                            DOMAIN PARTNERS IV, L.P.
                                       AND
                             DP IV ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 29, 2000
                                        DOMAIN PARTNERS III, L.P.
                                        By:  One Palmer Square Associates
                                        III, L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 General Partner


                                        DP III ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                        III, L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 General Partner

                                        DOMAIN PARTNERS IV, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 Managing Member


                                        DP IV ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                                 Managing Member

                                                                       EXHIBIT B


                            STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement (this "Agreement") is entered by and between Cardiac Science, Inc., a Delaware corporation with an office at 16931 Millikan Avenue, Irvine, California, 92606 (the "Company"), and the subscriber identified on the signature page hereof ("Subscriber").

                              W I T N E S S E T H:

     WHEREAS, the Company desires to sell to Subscriber, and Subscriber desires to subscribe for and purchase from the Company, shares of the Company's common stock, $.001 par value per share (the "Common Stock"), pursuant to Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended (the "Act");

     NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the parties agree as follows:

1. Purchase and Sale of the Shares; Delivery of Certificates; Payment.

     1.1 Purchase and Sale of the Shares. The Company hereby sells, transfers, assigns, and delivers to Subscriber the number of shares of Common Stock set forth on the signature page hereof (the "Shares"), and Subscriber hereby purchases and acquires the Shares from the Company for the aggregate purchase price set forth on the signature page hereof (the "Purchase Price").

     1.2 Delivery of Certificates; Payment of Purchase Price. Concurrently with the execution and delivery of this Agreement, (a) the Company is delivering to Subscriber a stock certificate representing the Shares which shall be in definitive form and registered in the name of Subscriber, and (b) the Subscriber is delivering to the Company a certified or cashier's check (or other form of payment acceptable to the Company, in its sole discretion) in an amount equal to the Purchase Price, or shall transfer such sum to the account of the Company by wire transfer.

2. Representations, Warranties, and Covenants of Subscriber. Subscriber hereby represents, warrants, and covenants to the Company as follows:

     2.1 Subscriber's Independent Investigation. Subscriber, in subscribing for the Shares hereunder, has relied solely upon an independent investigation made by it and its representatives, if any. Prior to the date hereof, Subscriber has been given the opportunity to ask questions of, and receive answers from, representatives of the Company. Subscriber also has been given access to and the opportunity to examine all books and records of the Company, and all material contracts and documents of the Company which have been filed as exhibits to the Company's filings made under the Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In making its investment decision to purchase the Shares, Subscriber is not relying on any oral or written representations or assurances from the Company or any other person other than as set forth in this Agreement. Subscriber has received and reviewed the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Company's Form 10-Q for the quarter ended March 31, 2000 (collectively the "Disclosure Documents"). Subscriber has such experience in business and financial matters that it is capable of evaluating the risk of its investment and determining the suitability of its investment.

     2.2 Accredited Investor; Investment Knowledge. Subscriber is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Act. Subscriber has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the risks and merits of Subscriber's investment in the Company. Subscriber is knowledgeable about the affairs of the Company.

     2.3 Subscriber's Economic Risk. Subscriber understands and acknowledges that an investment in the Shares involves a high degree of risk. Subscriber acknowledges that there are limitations on the liquidity of the Shares. Subscriber represents that Subscriber is able to bear the economic risk of an investment in the Shares, including a possible total loss of investment. In making this statement, Subscriber hereby represents and warrants to the Company that Subscriber has adequate means of providing for Subscriber's current needs and contingencies, and that Subscriber is able to afford to hold the Shares for an indefinite period. Further, Subscriber has no present need for liquidity in the Shares and Subscriber is willing to accept such investment risks.

     2.4 No Government Recommendation or Approval. Subscriber understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Shares.

     2.5 Company's Reliance on Representations of Subscribers. Subscriber understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. securities laws, and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments, and understandings of Subscriber set forth herein in order to determine the applicability of such exemptions and the suitability of Subscriber to acquire the Shares.

     2.6 Shares Not Registered Under the Act or State Acts. Subscriber understands that (a) the offer and sale of the Shares have not been registered under the Act or applicable state securities laws ("State Acts"), and are being offered and sold pursuant to Regulation D based in part upon the representations of Subscriber contained herein, (b) the Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Act and State Acts, or is made pursuant an exemption from such registration; (c) the certificate evidencing the Shares shall bear a legend to such effect, and (d) the Company will make a notation on its transfer books to such effect.

     2.7 Investment Intent. Subscriber is acquiring the Shares for its own account for investment, not as a nominee and not with a view to the distribution thereof. Subscriber has no present plan or intention to sell the Shares at any predetermined time, and has made no predetermined arrangements to sell the Shares.

     2.8 Subscriber's Power and Authority. Subscriber has the full power and authority to execute, deliver, and perform this Agreement. This Agreement, when executed and delivered by Subscriber, will constitute a valid and legally binding obligation of Subscriber, enforceable in accordance with its terms.

     2.9 No Tax Advice From Company or Its Agents. Subscriber has had an opportunity to review with its own tax advisors the foreign, federal, state and local tax consequences of this investment, and the transactions contemplated by this Agreement. Subscriber is relying solely on such advisors and not on any statements or representations of the Company or any of its agents and understands that Subscriber (and not the Company) shall be responsible for Subscriber's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

     2.10 No Legal Advice from Company or Its Agents. Subscriber acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel. Subscriber is relying solely on such counsel and not on any statements or representations of the Company or any of its agents for legal advice with respect to this investment or the transactions contemplated by this Agreement, except for representations, warranties and covenants set forth herein.

     2.11 No Scheme to Evade Registration. Subscriber's acquisition of the Shares is not a transaction (or any element of a series of transactions) that is part of a plan or scheme to evade the registration provisions of the Act.

3. Resales of Shares by Subscriber; Legends.

     3.1 Resales of Shares. Subscriber acknowledges, covenants, and agrees that Subscriber may not and will not resell the Shares unless such resale is made pursuant to an exemption from registration under the Act and State Acts, or pursuant to an effective and current registration statement under the Act and State Acts. Subscriber shall cause a transferee of the Shares to execute, prior to any such transfer, an agreement containing provisions substantially similar to Sections 2, 3, 5 and 6 hereof.

     3.2 Legend. To insure compliance with the provisions of the Act and State Acts, the Shares shall bear a legend (the "Restrictive Legend") substantially as follows:

          "THE ISSUANCE OF THE SECURITIES EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS ("STATE ACTS"). THE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED UNLESS SUCH OFFERS, SALES, AND TRANSFERS ARE REGISTERED UNDER THE ACT AND STATE ACTS, OR ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS."

     3.3 Removal of Legend.

          (a) The Restrictive Legend may be removed (and the restrictions on the transferability of the Shares shall terminate) when (i) the sale of the Shares has been registered under the Act and State Acts, and the Shares have been sold by the holder thereof in accordance with such registration, (ii) a written opinion to the effect that such restrictions are no longer required or necessary under any federal or state securities law or regulation has been received from counsel for the holder thereof (provided that such counsel, and the form and substance of such opinion, are reasonably satisfactory to the Company) or counsel for the Company, (iii) the Shares have been sold without registration under the Act in compliance with Rule 144 or Rule 144A promulgated under the Act, (iv) the Company is reasonably satisfied that the holder of the Shares, in accordance with the terms of Subsection (k) of Rule 144 or of Rule 144A promulgated under the Act, shall be entitled to sell the Shares pursuant to such Subsection, or (v) a letter or an order has been issued to the holder thereof by the staff of the Securities and Exchange Commission (the "Commission") stating that no enforcement action shall be recommended by such staff or taken by the Commission if the Shares are transferred without registration under the Act in accordance with the conditions set forth in such letter or order and such letter or order specifies that no subsequent restrictions on transfer are required.

          (b) Whenever the restrictions imposed by this Section 3 shall terminate as hereinabove provided, the holder of a certificate representing any of the Shares then outstanding as to which such restrictions shall have terminated shall be entitled to receive from the Company, without expense to such holder, one or more new certificates for Shares not bearing the restrictive legend set forth in Section 3.2.

4. Representations and Warranties of Company. The Company represents and warrants to Subscriber as follows:

     4.1 Organization, Good Standing, and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the business or properties of the Company. The Company, to its knowledge, is not the subject of any pending or threatened investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction, or the Commission which could have a material adverse effect on the Company and which have not been disclosed in the Disclosure Documents.

     4.2 Authorization. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, and the authorization, issuance, and delivery of the Shares have been taken. This Agreement constitutes valid and legally binding obligation of the Company, enforceable in accordance with its terms. The Company has obtained all consents and approvals required for it to execute, deliver, and perform this Agreement.

     4.3 No Conflicts. The Company is not in violation or default of any provisions of its Certificate of Incorporation or By-laws, as amended and in effect on and as of the date of this Agreement, or of any material provision of any instrument or contract to which it is a party or by which it is bound or of any material provision of any federal or state judgment, writ, decree, order, statute, rule or governmental regulation applicable to the Company, except where such violation, default or conflict would have no material adverse affect on the Company's business or financial condition, or on the transactions contemplated herein. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

     4.4 Valid Issuance of Shares. The Shares, when issued, sold, and delivered in accordance with the terms hereof and for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable, free of any preemptive rights, and the holders thereof shall not be subject to personal liability solely by reason of being such holders.

     4.5 Current Public Information. The Company has a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, and has filed all the materials required to be filed as reports pursuant to the Exchange Act for a period of at least twelve months preceding the date hereof (or for such shorter period as the Company was required by law to file such material), and all such filings have been made on a timely basis.

     4.6 Use of Proceeds. As of the date hereof, the Company expects to use the net proceeds from the sale of the Shares for working capital and general corporate purposes, including the funding of research and development and marketing.

5. Covenants by the Company

     5.1 Registration of Shares.

          (a) On or before the ninetieth day after the date hereof, the Company shall file, at its own expense, a registration statement (the "Registration Statement") under the Act covering the resale of the Shares by the holders thereof (the "Holders"), and shall use its reasonable efforts to cause the Registration Statement to become effective. The Shares also shall be registered under such State Acts as the Holders may reasonably request. The Company promptly shall give the Holders written notification of the effectiveness of the Registration Statement under the Act, and, when determined, each state where registered.

          (b) Notwithstanding the above, the Company's obligation to file the Registration Statement, and/or to keep the Registration continuously effective shall be suspended during any period that there exists any material, non-public information relating to the Company. Subscriber recognizes that the occurrence of certain corporate developments, including significant acquisitions, may result in the failure of the Registration Statement to contain all information required in accordance with applicable law until an amendment or supplement is filed and made available to the Holders. Subscriber recognizes that in such event, sales under the Registration Statement will be suspended until the Company files the necessary amendments or supplements thereto. The Company agrees to prepare and file with the Commission, as promptly as reasonably practicable, such amendments and supplements to the Registration Statement, as well as the prospectus used in connection therewith, as may be necessary to keep the Registration Statement effective until such time as all of the Shares covered by the Registration Statement are sold or the Holders can sell such Shares under Rule 144 without volume restrictions. In connection therewith, the Company shall supply prospectuses and such other documents as the Holders may reasonably request in order to facilitate the sale or other disposition of such Shares.

     5.2 Indemnification.

          (a) The Company shall indemnify and hold harmless the Holders of the Shares covered by the Registration Statement (a "Distributing Holder"), each underwriter (within the meaning of the Act) of the Shares, and each person, if any, who controls (within the meaning of the Act) the Distributing Holder and/or any such underwriter, from, against, for and in respect of any and all losses, claims, damages, liabilities, expenses (including reasonable attorneys fees), and costs (collectively, the "Liabilities") to which each such Distributing Holder, underwriter, or controlling person may become subject, under the Act or otherwise, insofar as such Liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any preliminary prospectus or final prospectus constituting a part thereof, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. The Company shall reimburse each such Distributing Holder, underwriter, and controlling person for any and all legal or other expenses reasonably incurred by each such party in connection with investigating or defending any such Liability or action; provided, however, the Company shall not be liable in any such case to the extent that any such Liability arises out of or is based upon an untrue statement, alleged untrue statement, omission, or alleged omission in such Registration Statement, preliminary prospectus, final prospectus, amendment or supplement, made in reliance upon and in conformity with information furnished by any such Distributing Holder, underwriter, or controlling person.

          (b) The  Distributing  Holder shall  indemnify  and hold  harmless the
Company, each of its directors and officers who have signed such Registration Statement as well as such amendments and supplements thereto, and each person, if any, who controls the Company (within the meaning of the Act), from, against, for and in respect to any and all Liabilities to which the Company or any such director, officer, or controlling person may become subject, under the Act or otherwise, insofar as such Liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in such Registration Statement, preliminary prospectus, final prospectus, amendment or supplement, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. Such Distributing Holder shall reimburse the Company or any such director, officer, or controlling person for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any such Liability or action; provided, however, in each case, the Distributing Holder shall be liable only to the extent that such untrue statement, alleged untrue statement, omission, or alleged omission in such Registration Statement, preliminary prospectus, final prospectus, amendment or supplement, was made in reliance upon and in conformity with information furnished by such Distributing Holder.

6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements made in and wholly to be performed in that jurisdiction.

7. Entire Agreement; Amendments. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein. Neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge, or termination is sought.

8. Written Notices, Etc. Any notice, demand, or request required or permitted to be given by either the Company or Subscriber pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered personally, by overnight courier, or by registered or certified mail, return receipt requested, or by facsimile or other standard form of telecommunication, to the Company at its address set forth above and to Subscriber at its address set forth on the applicable signature page hereto.

9. Execution in Counterparts Permitted. This Agreement may be executed by facsimile in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

10. Survival; Severability. Subscriber's and the Company's representations and warranties shall survive the closing of the transaction. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement, to the extent permitted by law, shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

11. Titles; Gender. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The use in the Agreement of a masculine, feminine or neuter pronoun shall be deemed to include a reference to the others.

12. Assignment. Neither party to this Agreement may assign this Agreement without the prior written consent of the other (which may be withheld for any reason).

13. Indemnification. The Company shall indemnify and hold harmless Subscriber against any Liabilities suffered or incurred by Subscriber and not otherwise reimbursed, arising from or due to any material breach of a representation, warranty, or covenant of the Company contained in this Agreement. Subscriber shall indemnify and hold harmless the Company and each of its officers, directors, stockholders, employees, control persons, and agents (each, a "Company Indemnified Party") against any Liabilities suffered or incurred by a Company Indemnified Party and not otherwise reimbursed, arising from or due to any material breach of a representation, warranty, or covenant of Subscriber contained in this Agreement.

             SUBSCRIPTION AGREEMENT SIGNATURE PAGE FOR INDIVIDUALS


Executed this     day of                  , 2000.

Number of Shares Subscribed for: ____ Shares at $4.50 per Share:

Total Purchase Price: $________.

Residence Address:______________________________________________________________
                                   Street
________________________________________________________________________________
   City                            State                          Zip Code

Telephone Number: (   )

________________________
(Signature of Investor)


________________________
(Printed Name of Investor)


                            Approved and Accepted this ___ day of ______, 2000

                            Cardiac Science, Inc.


                            By:________________________________________________

                      SUBSCRIPTION AGREEMENT SIGNATURE PAGE
                  FOR CORPORATIONS, PARTNERSHIPS, TRUSTS, ETC.

Executed this     day of            , 2000.

Number of Shares Subscribed for: ____ Shares at $4.50 per Share:

Total Purchase Price: $________.

Business Address:_______________________________________________________________
                                  Street
________________________________________________________________________________

________________________________________________________________________________
   City                            State                          Zip Code

Telephone Number: (_____)

Taxpayer Identification Number:

Check appropriate space:

      ____ Corporation/Partnership/Limited Liability Company
      ____ Trust/Estate/Pension or Profit Sharing Plan
      ____ Other


[Print or type name of Investor]

By
   Signature of Authorized Signatory


Print or type name and title of Signatory]

                              Approved and Accepted this ___ day of ______, 2000

                              Cardiac Science, Inc.


                              By:_______________________________________________